LEGAL02/31129952v8

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)
  (Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ExpressJet Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
30218U106
(CUSIP Number)
Louise Guarneri Credit Suisse Eleven Madison Avenue, New York, NY 100010 (212) 325-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 23, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

[GRAPHIC OMITTED]

LEGAL02/31129952v8

LEGAL02/31129952v8

CUSIP No. 30218U106		13D/A
1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ • (see instructions) (b) ☒ •
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☒ •
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,002,505
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,002,505
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,002,505
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.8%
14		TYPE OF REPORTING PERSON (see instructions) BK, HC

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed on December 2, 2008, (the “Schedule 13D” and, as amended by this Amendment No. 1, the “Statement”) with respect to the Common Stock, $0.01 par value per share (the “Shares”), of ExpressJet Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 700 North Sam Houston Parkway West, Suite 200, Houston Texas. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

     This item is hereby amended by adding the following:

     On February 12, 2009, in connection with one such arbitration between STMicroelectronics N.V. (“STM”) as claimant and Credit Suisse Securities (USA) LLC (“Credit Suisse Securities”) as respondent, FINRA ordered Credit Suisse Securities to pay an arbitration award of approximately $406 million. FINRA also ordered STM to transfer to Credit Suisse Securities ownership of its portfolio with Credit Suisse Securities upon receipt of the arbitration award.

Item 4.	Purpose of Transaction.

     This item is hereby amended by adding the following:

     Credit Suisse Securities and the Issuer have entered into an agreement, dated as of February 23, 2009 (the “Agreement”), pursuant to which the Issuer has agreed, subject to the occurrence of certain conditions precedent therein, to nominate Alan Freudenstein (the “Credit Suisse Nominee”), a Managing Director of Credit Suisse Securities, for election at the Issuer’s 2009 Annual Meeting of shareholders (the “2009 Annual Meeting”) as a Class II director with a term expiring at the Issuer’s 2012 Annual Meeting of shareholders (the “2012 Annual Meeting”). In the event that, for any reason, the Credit Suisse Nominee is not elected as a Class II director at the 2009 Annual Meeting with a term expiring at the 2012 Annual Meeting, the Issuer agrees that, as soon as practicable following 2009 Annual Meeting, the Board of Directors of the Issuer will take all necessary action in accordance with the Certificate of Incorporation and the Bylaws of the Issuer, including calling and duly holding a special meeting of directors or by unanimous consent in lieu thereof, to (i), if necessary to accommodate the appointment of the Credit Suisse Nominee, increase the size of the Board of Directors of the Issuer from ten (10) to eleven (11) directors and (ii) appoint with immediate effect the Credit Suisse Nominee as either, in the Board’s reasonable discretion, a Class I or Class II director to fill such newly created directorship. The Credit Suisse Nominee will also be appointed to the Audit Committee of the Board of Directors of the Issuer.

     The Agreement provides that so long as the Agreement is in effect, Credit Suisse Securities (i) at each Annual Meeting of shareholders, will cause all Shares beneficially owned by it and its affiliates as to which they are entitled to vote to be voted (A) in favor of the election of each of the candidates nominated by the Board, (B) as Credit Suisse Securities determines is appropriate on all other proposals of the Board and any proposals by other shareholders of the Issuer not covered by clause (C) below, and (C) in accordance with the recommendation of the Board with respect to any proposals by any other stockholder of the Issuer who is also proposing one or more nominees for election as director in opposition to the nominees of the Board at each Annual Meeting of shareholders; provided that any such candidate (other than the Credit Suisse Nominee) is serving as a member of the Board as of the date thereof; provided further that the Credit Suisse Nominee is a member of the Board at such time pursuant to the terms of the Agreement.

As more fully described in the Agreement, the Agreement also contains certain restrictions on Credit Suisse Securities’ ability to take certain actions in connection with each Annual Meeting of the Issuer’s shareholders so long as the Agreement is in effect.

A copy of the Agreement is attached hereto as Exhibit 1 to this Amendment No. 1 to Schedule 13D and is incorporated by reference herein. The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This item is hereby amended by adding the information set forth above in Item 4 of this Amendment No. 1, which is incorporated by reference herein in its entirety.

Item 7.	Material to be Filed as Exhibits. Exhibit 1. Agreement, dated as of February 23, 2009, by and between ExpressJet Holdings, Inc. and Credit Suisse Securities (USA) LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CREDIT SUISSE

By: /s/ Louise Guarneri
Name:	Louise Guarneri
Title:	Managing Director